FOREST OIL CORPORATION
707 17th STREET
DENVER, COLORADO 80202

November 2, 2007

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Forest Oil Corporation Form S-4 Registration Statement

Ladies and Gentlemen:

        This letter accompanies the Registration Statement on Form S 4 of Forest Oil Corporation, a New York corporation (the "Company"), respecting the exchange offer of up to $750,000,000 aggregate principal amount of its 7.25% Senior Notes due 2019 (the "Senior Notes"), for an equal amount of the Company's 7.25% Senior Notes due 2019 which were originally issued on June 6, 2007 in a Rule 144A transaction.

        The purpose of this letter is to confirm supplementally to the Staff that the Company is registering the Senior Notes to be issued in such exchange offer in reliance on the Exxon Capital Holdings Corporation letter (available April 13, 1989), the Morgan Stanley & Co. Incorporated letter (available June 5, 1991), and the Shearman & Sterling letter (available July 2, 1993). The Company hereby represents that it has not entered into any arrangement or understanding with any person (including any broker dealer) to distribute the Senior Notes to be issued in the exchange offer and, to the best of its knowledge and belief, each person (including any broker dealer) participating in the exchange offer will acquire such Senior Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of Senior Notes to be received in the exchange offer.

        If any additional supplemental information is required by the Staff, please contact the Company's counsel, Alan P. Baden, whose telephone number and mailing address are shown on the facing sheet of the S 4 Registration Statement.

Very truly yours,
FOREST OIL CORPORATION
By:	/s/ CYRUS D. MARTER, IV
Name:	Cyrus D. Marter, IV
Title:	Vice President, General Counsel and Secretary